Filed Pursuant to
Rule 424(b)(3) and Rule 430C
Registration No. 333-129497
3,500,000 Shares
Cardica, Inc.
Common Stock

Prospectus Supplement
February 7, 2006

A.G. Edwards	Allen & Company LLC
Montgomery & Co., LLC

Explanatory Note
      This Prospectus Supplement updates certain information in our final prospectus filed pursuant to Rule 424(b)(4) on February 2, 2006, to Registration 333-129497 contained under the headings “Risk Factors — Risks Related to Our Business” and “Business — Patents and Intellectual Property”, to provide an updated Report of Independent Registered Accounting Firm, and to separate a portion of Note 13 to the financial statements contained therein (Subsequent Events) into a new Note 14 to the financial statements contained therein (Subsequent Event — Potential Patent Interference), all as set forth below.
Risk Factors
      We may in the future be a party to patent litigation and administrative proceedings that could be costly and could interfere with our ability to sell our products.
      The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. We may become a party to patent infringement claims and litigation or interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of inventions. The defense and prosecution of these matters are both costly and time consuming. Additionally, we may need to commence proceedings against others to enforce our patents, to protect our trade secrets or know-how or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel.
      We are aware of patents issued to third parties that contain subject matter related to our technology. We cannot assure you that these or other third parties will not assert that our products and systems infringe the claims in their patents or seek to expand their patent claims to cover aspects of our products and systems. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities or require us to seek licenses. In addition, if we are found to willfully infringe third-party patents, we could be required to pay treble damages in addition to other penalties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may be required to redesign our products to avoid infringement, and it may not be possible to do so effectively. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling the C-Port system, PAS-Port system or any other product we may develop, which would have a significant adverse impact on our business.
      On October 28, 2005, we received a letter from Integrated Vascular Interventional Technologies, Inc., referred to as IVIT, advising us for the first time of IVIT’s effort to provoke an interference in the U.S. Patent and Trademark Office between one of IVIT’s patent applications (serial no. 10/243,543) and a patent currently held by us (U.S. patent no. 6,391,038) and relating to the C-Port system. We also learned on that date that IVIT is attempting to provoke an interference in the U.S. Patent and Trademark Office between another of its U.S. patent applications (serial no. 10/706,245) and another of our issued patents (U.S. Patent No. 6,478,804). IVIT makes no specific demands in the letter, but alleges that it has an indication of an allowed claim and that it expects to receive a declaration of interference regarding that claim, and states that it would be “strategically beneficial” for us to discuss this matter prior to receiving a declaration of interference.
      An interference is a proceeding within the U.S. Patent and Trademark Office to determine priority of invention of the subject matter of patent claims. The decision to declare an interference is solely within the power of the Board of Patent Appeals and Interferences of the U.S. Patent and Trademark Office, or the Patent Appeals Board, and can be made only after claims in a patent application are deemed allowable by the examiner but for the interfering subject matter (in this case our issued patents) and a determination is made that interfering subject matter exists. On February 3, 2006, the company found an entry on the U.S. Patent and Trademark Office website dated February 1, 2006 stating that an interference initial memorandum had been entered in IVIT’s U.S. Patent Application Serial No. 10/243,543. An interference initial memorandum is prepared by an examiner when the examiner believes that at least one pending claim is allowable and an interference is appropriate. The interference initial memorandum is forwarded to the Patent Appeals Board to determine whether an interference is or is not appropriate. If an interference is appropriate, the Patent Appeals Board will issue a declaration of interference within a matter of months or years from the date of the initial interference memorandum. The declaration of interference initiates an adversarial proceeding in the U.S. Patent and Trademark Office before the Patent Appeals Board. That proceeding would involve issues including but not limited to whether an interference proceeding is appropriate, whether the involved claims of the parties are patentable and which party was first to invent the interfering subject matter.
      Notwithstanding this recent development, we believe, after conferring with intellectual property counsel, that if the Patent Appeals Board declares an interference, IVIT would be unlikely to succeed. We will vigorously defend our patents against such claims of interference, although there can be no assurance that we will succeed in doing so. We further believe that if IVIT’s patent claims are allowed in their present form, our products would not infringe such claims. There can be no assurance that IVIT’s patent claims, if allowed, will be in their present form, or that our products would not be found to infringe such claims or any other claims that are issued.
Patents and Intellectual Property
      We believe our competitive position will depend significantly upon our ability to protect our intellectual property. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our technology, inventions and improvements that are important to the development of our business. As of September 30, 2005, we have 29 issued U.S. patents, 62 additional U.S. patent applications and another six patent applications filed in select international markets. Our issued patents expire between 2018 and 2023.
      We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We typically require our employees, consultants and advisors to execute confidentiality and assignment of inventions agreements in connection with their employment, consulting or advisory relationships with us. There can be no assurance, however, that these agreements will not be breached or that we will have adequate remedies for any breach. Furthermore, no assurance can be given that competitors will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our proprietary technology, or that we can meaningfully protect our rights in unpatented proprietary technology.
      Patent applications in the United States and in foreign countries are maintained in secrecy for a period of time after filing, which results in a delay between the actual discoveries and the filing of related patent applications and the time when discoveries are published in scientific and patent literature. Patents issued and patent applications filed relating to medical devices are numerous, and there can be no assurance that current and potential competitors and other third parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products, devices or processes used or proposed to be used by us. We are aware of patents issued to third parties that contain subject matter related to our technology. We believe that the technologies we employ in our products and systems do not infringe the valid claims of any such patents. There can be no assurance, however, that third parties will not seek to assert that our devices and systems infringe their patents or seek to expand their patent claims to cover aspects of our products and systems.
      The medical device industry in general, and the industry segment that includes products for the treatment of cardiovascular disease in particular, has been characterized by substantial litigation regarding patents and other intellectual property rights. Any such claims, regardless of their merit, could be time-consuming and expensive to respond to and could divert our technical and management personnel. We may be involved in litigation to defend against claims of infringement by other patent holders, to enforce patents issued to us, or to protect our trade secrets. If any relevant claims of third-party patents are upheld as valid and enforceable in any litigation or administrative proceeding, we could be prevented from practicing the subject matter claimed in such patents, or would be required to obtain licenses from the patent owners of each such patent, or to redesign its products, devices or processes to avoid infringement. There can be no assurance that such licenses would be available or, if available, would be available on terms acceptable to us or that we would be successful in any attempt to redesign our products or processes to avoid infringement. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a material adverse effect on our business, financial condition and results of operations. We intend to vigorously protect and defend our intellectual property. Costly and time-consuming litigation brought by us may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of the proprietary rights of others. See “Risk Factors.”
      On October 28, 2005, we received a letter from Integrated Vascular Interventional Technologies, Inc., referred to as IVIT, advising us for the first time of IVIT’s effort to provoke an interference in the U.S. Patent and Trademark Office between one of IVIT’s patent applications (serial no. 10/243,543) and a patent currently held by us (U.S. patent no. 6,391,038) and relating to the C-Port system. We also learned on that date that IVIT is attempting to provoke an interference in the U.S. Patent and Trademark Office between another of its U.S. patent applications (serial no. 10/706,245) and another of our issued patents (U.S. Patent No. 6,478,804). IVIT makes no specific demands in the letter, but alleges that it has an indication of an allowed claim and that it expects to receive a declaration of interference regarding that claim, and states that it would be “strategically beneficial” for us to discuss this matter prior to receiving a declaration of interference.
      An interference is a proceeding within the U.S. Patent and Trademark Office to determine priority of invention of the subject matter of patent claims. The decision to declare an interference is solely within the power of the Board of Patent Appeals and Interferences of the U.S. Patent and Trademark Office, or the Patent Appeals Board, and can be made only after claims in a patent application are deemed allowable by the examiner but for the interfering subject matter (in this case our issued patents) and a determination is made that interfering subject matter exists. On February 3, 2006, the company found an entry on the U.S. Patent and Trademark Office website dated February 1, 2006 stating that an interference initial memorandum had been entered in IVIT’s US Patent Application Serial No. 10/243,543. An interference initial memorandum is prepared by an examiner when the examiner believes that at least one pending claim is allowable and an interference is appropriate. The interference initial memorandum is forwarded to the Patent Appeals Board to determine whether an interference is or is not appropriate. If an interference is appropriate, the Patent Appeals Board will issue a declaration of interference within a matter of months or years from the date of the initial interference memorandum. The declaration of interference initiates an adversarial proceeding in the U.S. Patent and Trademark Office before the Patent Appeals Board. That proceeding would involve issues including but not limited to whether an interference proceeding is appropriate, whether the involved claims of the parties are patentable and which party was first to invent the interfering subject matter.
      Notwithstanding this recent development, we believe, after conferring with intellectual property counsel, that if the Patent Appeals Board declares an interference, IVIT would be unlikely to succeed. We will vigorously defend our patents against such claims of interference, although there can be no assurance that we will succeed in doing so. We further believe that if IVIT’s patent claims are allowed in their present form, our products would not infringe such claims. There can be no assurance that IVIT’s patent claims, if allowed, will be in their present form, or that our products would not be found to infringe such claims or any other claims that are issued.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Cardica, Inc.
      We have audited the accompanying balance sheets of Cardica, Inc. as of June 30, 2004 and 2005, and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardica, Inc. at June 30, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Palo Alto, California
September 8, 2005
except for Note 13, as to which the date is
January 9, 2006, and Note 14, as to
which the date is February 3, 2006

Notes to Financial Statements
(Information as of September 30, 2005 and for the three months ended
September 30, 2004 and 2005 is unaudited)

Note 13.	Subsequent Events
Initial Public Offering
      On September 20, 2005, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The registration statement was filed November 4, 2005. If the initial public offering is closed under the terms presently anticipated, all of the redeemable convertible preferred stock outstanding will automatically convert into shares of common stock.
2005 Equity Incentive Plan
      On October 13, 2005, the Board of Directors adopted, and on December 27, 2005 the stockholders approved, the 2005 Equity Incentive Plan (the “2005 Plan”). The 2005 Plan will become effective upon the completion of the Company’s initial public offering and provides for the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, stock awards and cash awards to employees and consultants.
      A total of 400,000 shares of common stock have been authorized for issuance pursuant to the 2005 Plan, plus any shares which have been reserved but not issued under the 1997 Plan or issued and forfeited after the date of the initial public offering, plus any shares repurchased at or below the original purchase price and any options which expire or become unexercisable after the initial public offering, thereafter plus all shares of common stock restored by the Board of Directors pursuant to the provision of the 2005 Plan that permits options to be settled on a net appreciation basis.
Settlement of Stockholder Notes
      In October 2005, the Company entered into agreements with three of its directors, including its chief executive officer and the chairman of the board, pursuant to which these directors agreed to tender to the Company shares of common stock owned by the directors, valued at $9.00 per share, in full payment of the principal and interest due under the six promissory notes described in footnote 9.
Reverse Stock Split
      On December 12, 2005 the Board of Directors approved, and on January 6, 2006 the stockholders approved, a one-for-three reverse split of the Company’s issued or outstanding shares of common stock and preferred stock and, on January 9, 2006 the Company filed an amended and restated certificate of incorporation effecting the reverse stock split. All issued or outstanding common stock, preferred stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split.
Agreement with Cook Incorporated
      On December 9, 2005, the Company and Cook Incorporated (“Cook”) signed a License, Development and Commercialization Agreement relating the Company’s X-Port vascular access closure device. The agreement gives Cook exclusive worldwide rights to manufacture and sell the X-Port, after certain development milestones are achieved by the Company. The Company will receive an initial payment of $500,000 if certain development milestones are achieved and up to a total of $1.5 million in future milestone payments if milestones relating to development are achieved and will receive royalties if Cook successfully commercializes the X-Port.

Note 14.	Subsequent Event — Potential Patent Interference
      On October 28, 2005, the Company received a letter from Integrated Vascular Interventional Technologies, Inc. (“IVIT”) advising the Company for the first time of IVIT’s effort to provoke an interference in the U.S. Patent and Trademark Office between one of IVIT’s patent applications (serial no. 10/243,543) and a patent currently held by the Company (U.S. patent no. 6,391,038) and relating to the C-Port system. The Company also learned on that date that IVIT is attempting to provoke an interference in the U.S. Patent and Trademark Office between another of its U.S. patent applications (serial no. 10/706,245) and another of the Company’s issued patents (U.S. Patent No. 6,478,804). IVIT makes no specific demands in the letter, but alleges that it has an indication of an allowed claim and that it expects to receive a declaration of interference regarding that claim, and states that it would be “strategically beneficial” for the Company to discuss this matter prior to receiving a declaration of interference.
      An interference is a proceeding within the U.S. Patent and Trademark Office to determine priority of invention of the subject matter of patent claims. The decision to declare an interference is solely within the power of the Board of Patent Appeals and Interferences of the U.S. Patent and Trademark Office (“Patent Appeals Board”), and can be made only after claims in a patent application are deemed allowable by the examiner but for the interfering subject matter (in this case the Company’s issued patents) and a determination is made that interfering subject matter exists. On February 3, 2006, the Company found an entry on the U.S. Patent and Trademark Office website dated February 1, 2006 stating that an interference initial memorandum had been entered in IVIT’s US Patent Application Serial No. 10/243,543. An interference initial memorandum is prepared by an examiner when the examiner believes that at least one pending claim is allowable and an interference is appropriate. The interference initial memorandum is forwarded to the Patent Appeals Board to determine whether an interference is or is not appropriate. If an interference is appropriate, the Patent Appeals Board will issue a declaration of interference within a matter of months or years from the date of the initial interference memorandum. The declaration of interference initiates an adversarial proceeding in the U.S. Patent and Trademark Office before the Patent Appeals Board. That proceeding would involve issues including but not limited to whether an interference proceeding is appropriate, whether the involved claims of the parties are patentable and which party was first to invent the interfering subject matter.
      Notwithstanding this recent development, the Company believes, after conferring with intellectual property counsel, that if the Patent Appeals Board declares an interference, IVIT would be unlikely to succeed. The Company will vigorously defend its patents against such claims of interference, although there can be no assurance that the Company will succeed in doing so. The Company further believes that if IVIT’s patent claims are allowed in their present form, the Company’s products would not infringe such claims. There can be no assurance that IVIT’s patent claims, if allowed, will be in their present form, or that the Company’s products would not be found to infringe such claims or any other claims that are issued.

3,500,000 Shares
Cardica, Inc.
Common Stock

A.G. Edwards	Allen & Company LLC
Montgomery & Co., LLC
The date of this prospectus supplement is February 7, 2006
      Until February 27, 2006, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.